SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 December 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

24 December 2014

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF A TRANSACTION BY A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND CONNECTED PERSON IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

On 24 December 2014, the Group was notified that on 23 December 2014 the following transactions took place:

Name of PDMR and their connected person	Number of Shares Sold	Price per Share
Mrs A Brittain	2,115,435 Shares	76.58 pence
Mr K Brittain (connected person)	27,000 Shares	76.58 pence

This disclosure is made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Duncan Heath                                                                              +44 (0) 20 7356 1585
Director, Investor Relations
Email: Duncan.Heath@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                                           +44 (0) 20 7356 1714
Senior Media Relations Manager
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 24 December 2014